UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRUBB AND ELLIS COMPANY
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

400095204
(CUSIP Number)

David K. Sherman
Cohanzick Management, LLC
427 Bedford Road
Pleasantville, New York 10570
(914) 741-9600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP No. 400095204	Page 2 of 5 Pages

1           Names of Reporting Persons

COHANZICK MANAGEMENT, LLC

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		891,166 (1)
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 891,166 (1)
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

891,166 (1)

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

1.26% (1)

14           Type of Reporting Person (See Instructions)

IA

(1) The Reporting Persons beneficially own $2,000,000 principal amount of 7.95% Senior Convertible Notes due 2015 (the “Convertible Notes”), which are convertible as of the date of this Schedule 13D into 891,166 shares of Common Stock.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 891,166 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons.

CUSIP No. 400095204	Page 3 of 5 Pages

1           Names of Reporting Persons

DAVID K. SHERMAN

2           Check the Appropriate Box If a Member of a Group (See Instructions)
c.	[ ]
d.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 891,166 (1)
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		891,166 (1)

11           Aggregate Amount Beneficially Owned by Each Reporting Person

891,166 (1)

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

1.26% (1)

14           Type of Reporting Person (See Instructions)

IA

(1) The Reporting Persons beneficially own $2,000,000 principal amount of the Convertible Notes, which are convertible as of the date of this Schedule 13D into 891,166 shares of Common Stock.  The calculation of percentage ownership is based on 69,921,581 shares of Common Stock outstanding as of March 28, 2011, as disclosed in the Issuer’s Form 10-K filed on March 31, 2011, plus 891,166 shares of Common Stock that would be issued upon conversion of the Convertible Notes of the Issuer held by the Reporting Persons.

CUSIP No. 400095204	Page 4 of 5 Pages

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of Grubb & Ellis Company (the “Issuer”), issuable upon conversion of the Convertible Notes.  This Amendment No. 1 amends the initial statement on Schedule 13D, filed on March 31, 2011 (together with Amendment No. 1, the “Schedule 13D”), by the Reporting Persons (as defined herein).  This Amendment No. 1 is being filed by the Reporting Persons to report the termination of the Lock-Up Agreement.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  The Schedule 13D is amended as follows.

Item 4.                  Purpose of Transaction.

 The information reported in Item 4 of the Schedule 13D is supplemented as follows:

 On April 29, 2011, the Lock-Up Agreement automatically terminated in accordance with its terms.  As a result of the termination of the Lock-Up Agreement, the Locked-Up Holders may no longer be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act.

Item 5.                  Interest in Securities of the Issuer.

 The information reported in Items 5(a) and 5(e) of the Schedule 13D is supplemented as follows:

(a)           As of the date hereof, the Reporting Persons beneficially own 891,166 Shares, which are issuable upon conversion of the Convertible Notes.  According to the Issuer’s most recent Form 10-K filed on March 31, 2011, the number of Shares outstanding as of March 28, 2011 is 69,921,581, plus 891,166 Shares that would be issued upon conversion of the Convertible Notes.  Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 1.26% of the total number of Shares outstanding.

(e)   April 29, 2011.

CUSIP No. 400095204	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2011	COHANZICK MANAGEMENT, LLC

By: /s/ David K. Sherman
Name: David K. Sherman
Title:

Date: May 13, 2011	DAVID K. SHERMAN

/s/ David K. Sherman